Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Registration Statement on Form S-4 of Midwest Banc Holdings, Inc. of our reports dated March 11, 2009, except as to the effect of the change in accounting for income allocated to participating securities in the computation of earnings per share under the two-class method described in Note 2 which is as of July 31, 2009 and except as it relates to the subsequent events discussed in Note 27 which is as of October 23, 2009, relating to the financial statements, and the effectiveness of internal control over financial reporting of Midwest Banc Holdings, Inc., which appear in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
November 10, 2009